

17016849

Mail Processing
Section

MAR 1 8 2017

Washington DC
406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Spring Street, Suite 120
(No. and Street)

Herndon (City) VA (State) 20170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Benedict 703-810-1072 x105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLP
(Name – *if individual, state last, first, middle name*)

6 CityPlace Drive Suite 900 (Address) St. Louis (City) MO (State) 63141 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen Benedict, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northwest Financial Group, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP/FinOp

Title

Notary Public


BRIAN L. COOPER
NOTARY PUBLIC
REG #
7510421
COMMISSION
EXPIRES
8/31/2019
COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST FINANCIAL GROUP LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION PURSUANT TO RULE
17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2016

Page

BROWN SMITH WALLACE

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

A MEASURABLE DIFFERENCE™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Northwest Financial Group, LLC
Herndon, Virginia

We have audited the accompanying financial statements of Northwest Financial Group, LLC (a Virginia limited liability company, the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in membership capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Northwest Financial Group, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Northwest Financial Group, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules accompanying the financial statements have been subjected to audit procedures performed in conjunction with the audit of Northwest Financial Group, LLC financial statements. The supplemental information is the responsibility of Northwest Financial Group, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
March 14, 2017

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	474,344
Commissions and Fees Receivable		22,706
Prepaid and Other Assets		10,123
Total assets	$	507,173

LIABILITIES AND MEMBERSHIP CAPITAL

LIABILITIES:		
Accounts Payable	$	14,646
Other Accrued Liabilites		101,231
Total Liabilities		115,877
MEMBERSHIP CAPITAL:		
Invested Capital		391,296
Total Liabilities and Membership Capital	$	507,173

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31,2016

Revenues:		
Commissions, concessions and fees	$	1,024,611
Interest		53
Total Revenues		1,024,664
Operating Expenses:		
Commissions		435,391
Compensation and Benefits		191,862
Office Operations		157,119
Professional Services		88,615
Miscellaneous		7,301
Total Operating Expenses		880,288
Net Income	$	144,376

The accompanying notes are an integral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERSHIP CAPITAL
FOR THE YEAR ENDED DECEMBER 31,2016

	Membership			
	Units	Invested Capital	Accumlated Earnings	Total
Balance, December 31, 2015	1	$ 246,920	$ -	$ 246,920
Net Income	-	-	144,376	144,376
Capital Distributions	-	-	-	-
Balance, December 31, 2016	1	$ 246,920	$ 144,376	$ 391,296

The accompanying notes are an intergral part of these financial statements.

NORTHWEST FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 144,376
Changes in Operating Assets and Liablities:	
Commissions and Fees Receivable	1,702
Prepaid and Other Assets	2,034
Accounts Payable and Other Accrued Liabilities	20,969
Net Cash Provided by Operating Activities	169,081
Net Change in Cash and Cash Equivalents	169,081
Beginning Balance of Cash and Cash equivalents	305,263
Ending Balance of Cash and Cash equivalents	$ 474,344

The accompanying notes are an intergral part of these financial statements.

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Northwest Financial Group LLC (the Company) is a credit union service organization (CUSO) organized in the Commonwealth of Virginia. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal operations are located in Herndon, Virginia, and is a wholly owned subsidiary of NW Capital Management LLC (NWCM). NWCM is a wholly owned subsidiary of Northwest Federal Credit Union (NWFCU).

The term of the Company is perpetual. As a limited liability company, the member's liability is limited to amounts reflected in its member account.

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule) and is paid a referral fee for referring customers to LPL Financial LLC.

FINANCIAL STATEMENTS/USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period then ended. Actual results could differ from those estimates. The significant accounting principles and policies used in the preparation of these financial statements, together with certain related information, are summarized within.

REVENUE RECOGNITION

Commission, concession and fee income consists of referral fees from LPL and are recorded on a settlement date basis, which approximates GAAP, and normally settled within 30 days.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts due from credit unions and banks which may, at times, exceed federally insured limits.

COMMISSIONS AND FEES RECEIVABLE

Commissions and fees receivable are generally referral fees that have been earned, but not yet received. These receivables are deemed 100% collectible and management has determined that no allowance for doubtful receivables is necessary.

ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities are mainly comprised of funds due to employees for compensation and benefits and certain other accrued expenses.

INCOME TAXES

The Company is formed as a Limited Liability Company and has elected to be disregarded for income tax purposes; therefore, the Company itself is not a taxable entity. The Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification clarifies accounting for uncertainty in income taxes reported in the financial statements. The interpretation provides criteria for assessment of individual tax positions and a process for recognition and measurement of uncertain tax positions. Tax positions are evaluated on whether they meet the more likely than not standard for sustainability on examination by tax authorities. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, no interest or penalties have been recorded in the accompanying financial statements related to uncertain tax positions.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 14, 2017, the date the financial statements were available to be issued. Management has not identified any items requiring recognition or disclosure.

NOTE 2: EMPLOYEE BENEFITS

401(K) PROFIT SHARING PLAN

Participation in the NWCM 401(k) profit sharing plan is available to all Company employees who are 18 years of age or older. Employee contributions to the plan are subject to certain limits established by the Internal Revenue Service. Participants are always 100% vested in their voluntary contributions. The Company may make a discretionary matching contribution equal to a uniform percentage of an employee's salary deferral and/or a discretionary profit sharing contribution. Company contributions vest at 33% after one year of service, 67% after two years of service and 100% after three years of service. During the year ended December 31, 2016, the Company contributed a matching contribution equal to 100% of the first 5% of employee contributions. In addition, the Company also contributed a matching contribution equal to the 50% of the next 3% of employee contributions; for a maximum match of 6.5%. No profit sharing contribution was made. Total expense for the 401(k) profit sharing plan approximated $29,916 for the year ended December 31, 2016.

DEFERRED COMPENSATION

NWCM has established a deferred compensation plan for certain executives of NWCM and its subsidiaries in accordance with Internal Revenue Service Code Section 409. This non-qualified deferred compensation plan will be payable in accordance with terms of the underlying agreement. The Company's total expense for the plan was $12,754 for the year ended December 31, 2016. Because the assets funding the plan are NWCM assets and the liabilities are NWCM liabilities they are included on the statement of financial condition of NWCM.

NOTE 3: RELATED PARTY TRANSACTIONS

During the normal course of business, the Company shares office space and certain operating expenses with NWCM and NWCM's subsidiaries. The Company is charged monthly by NWCM for its share of expenses pursuant to the executed expense sharing agreement between the parties. The Company's total shared expenses with NWCM under the expense sharing agreement totaled approximately $117,184 for the year ended December 31, 2016.

Pursuant to the executed expense sharing agreement, the Company shares certain payroll related expenses with Northwest Financial Advisors LLC (NWFA), a related party through common ownership. These expenses are paid by NWFA and charged to the Company on a monthly basis. The Company's total shared expenses with NWFA totaled approximately $153,699 for the year ended December 31, 2016.

NWCM has entered into a support services agreement with NWFCU to provide human resources support, information technology services, security and other services. The Company is allocated a portion of these shared services with NWCM pursuant to the expense sharing agreement. The Company's allocation of these services totaled $2,707 for the year ended December 31, 2016.

Included in accounts payable and other accrued liabilities are amounts due to NWCM and Northwest Financial Advisors LLC, a related party through common ownership, totaling $10,034 and $76,445, respectively, as of December 31, 2016.

The Company had funds on deposit at NWFCU totaling $21,048 as of December 31, 2016.

A significant number of the Company's clients are also members of NWFCU and many of the Company's clients are referred by NWFCU.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital of $378,079 which was $370,354 in excess of its required net capital of $7,725. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.

NOTE 5:CONCENTRATIONS

Many of the Company's customers work or reside in Washington, D.C. and the surrounding areas.

NOTE 6: FOCUS REPORT

There are no material differences between these financial statements and the December 31, 2016 FOCUS report filed with FINRA.

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15C3-1
SCHEDULE I
AS OF DECEMBER 31, 2016

AGGREGATE INDEBTEDNESS:	
Compensation payable	$ 72,289
Other accounts payable and accrued liabilites	26,114
Staff bonus accrual	7,092
Annual leave accrual	4,350
401(k) payable	6,032
Total aggregate indebtedness	$ 115,877
NET CAPITAL:	
Total membership capital from the Statement of Financial Condition	$ 391,296
Deductions:	
Nonallowable assets:	
Cash and cash equivalents	$ -
Accounts recievable	3,387
Prepaid assets	8,171
Other assets	1,659
Total non allowable assets	13,217
Net capital	$ 378,079
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum required net capital	$ 7,725
Excess net capital at 1,500%	$ 370,354
Excess net capital at 1,000%	$ 366,492
Ratio of aggregate indebtedness to net capital	0.31 to 1

NORTHWEST FINANCIAL GROUP LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE II
DECEMBER 31, 2016

The Company is exempt from the Reserve Requirement computation according to provisions of SEC Rule 15c-3(k)(2)(i).

NORTHWEST FINANCIAL GROUP LLC
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3
SCHEDULE III
DECEMBER 31, 2016

The Company is exempt from the Possession and Control requirements according to provisions of SEC Rule 15c-3(k)(2)(i).

Northwest Financial Group, LLC

Independent Accountant's Review Report On Management's Assertion Pursuant to Exemption From 17 C.F.R. §240.15c3-3 (k)

December 31, 2016

BROWN SMITH WALLACE 6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

Report of Independent Registered Public Accounting Firm

Board of Directors
Northwest Financial Group, LLC
Herndon, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northwest Financial Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northwest Financial Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Northwest Financial Group, LLC stated that Northwest Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Northwest Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northwest Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
March 14, 2017


NORTHWEST
FINANCIAL GROUP

Exemption Report
SEC Rule 17a-5

Northwest Financial Group, LLC

200 Spring Street Suite 120 Herndon, VA 20170

703-810-1072

SEC Registration Number 8-67698

FINRA Registration Number (CRD): 145064

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5:

- Northwest Financial Group LLC is a broker/dealer registered with the SEC and FINRA.
- Northwest Financial Group LLC claimed an exemption under SEC Rule 15c3-3(k)(2)(i) for the year ended December 31, 2016.
- Northwest Financial Group LLC has met the exemption provisions throughout the year ended December 31, 2016 without exception.

The above statements are true and correct to the best of my knowledge and the Company's knowledge.

By: Karen Benedict

Karen Benedict SVP/FinOP

March 14, 2017

200 Spring Street, Suite 120, Herndon, VA 20170 Ph: 703-810-1072, ext. 110 Fax: 703-810-1079

Northwest Financial Group, LLC

Independent Accountant's Report
On Applying Agreed-Upon Procedures

December 31, 2016

BROWN SMITH WALLACE
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BSWLLC.COM

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)

Board of Directors
Northwest Financial Group, LLC
Herndon, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Northwest Financial Group, LLC, as defined by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Northwest Financial Group, LLC's compliance with the applicable instructions of Form SIPC-7. Northwest Financial Group, LLC's management is responsible for Northwest Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of the corresponding checks paid, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as the quarterly FOCUS reports and general ledger detail, noting no such adjustments;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers such as the quarterly FOCUS reports and the general ledger detail, noting no differences;
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
March 14, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1751*********************MIXED AADC 220
67698 FINRA DEC
NORTHWEST FINANCIAL GROUP LLC
200 SPRING ST STE 120
HERNDON VA 20170-5292

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karen Benedict 703-810-1012 x105

2. A. General Assessment (item 2e from page 2) $ 2,561.66

B. Less payment made with SIPC-6 filed (exclude interest) (1,295.58)
7-25-16
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1,266.08

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,266.08

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $ 1,266.08

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Northwest Financial Group LLC
(Name of Corporation, Partnership or other organization)

Karen Benedict
(Authorized Signature)

SVP
(Title)

Dated the 26 day of January, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,024,663

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,024,663

2e. General Assessment @ .0025 $ 2,561.66

(to page 1, line 2.A.)

✔ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 1387941 (Please retain this number for further inquiries regarding this form)
Submitted By: mhudson9
Submitted Date: Wed Mar 15 13:31:49 EDT 2017

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BATS Exchange, Inc.(BZX), BATS Y-Exchange, Inc. (BYX)

BOX

CBOE, C2

EDGA Exchange, Inc., EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

ISE, ISE Gemini, ISE Mercury

MIAX

NASDAQ, NASDAQ BX, Inc., NASDAQ PHLX LLC

NYSE, NYSE Arca, NYSE MKT

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. **If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.**

Name of Auditor*: Brown Smith Wallace, LLP

PCAOB #*: 643

Auditor Address - Street*: 6 CityPlace Drive Suite 900

City*: St. Louis

State*: MO

Zip Code*: 63141

Auditor Main Phone Number*: 314.983.1200

Lead Audit Partner Name*: Lincoln Gray

Lead Audit Partner Direct Phone Number*: 314.983.1235

Lead Audit Partner Email Address*: LGray@bswllc.com

FYE: 2016-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- [x] Facing Page [Form X-17A-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- [x] Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5 (d)(2)(i)])
- [x] Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- [x] Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5 (d)(2)(iii)]

SEA Rule 15c3-3 *(Select ONLY One)* See Annual Audit Notice Information above.

(●) Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

( ) Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule

15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- ☐ Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- ☐ For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- ☐ For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* FINRA REPORT.pdf 2589920 bytes